[Cadwalader, Wickersham & Taft LLP Letterhead]

April 8, 2016

Via Edgar Transmission
David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Ashford Hospitality Prime, Inc. Soliciting material pursuant to Rule 14a-12 Filed February 25, 2016 File No. 001-35972
Dear Mr. Orlic:
We are writing on behalf of Ashford Hospitality Prime, Inc. (“Ashford Prime” or the “Company”), in response to the comment of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated March 25, 2016 (the “Comment Letter”), concerning the above referenced soliciting material filed with the Commission on February 25, 2016 (the “Filing”).
The comment of the Staff is set forth below, followed by the corresponding response. For ease of reference the heading and numbered paragraph below corresponds to the heading and numbered comment in the Comment Letter.
General

1.
We note the press release by your affiliate, Ashford, Inc. Please provide your analysis as to whether this press release constitutes a “solicitation,” within the meaning of Rule 14a-1(l)(1)(iii) of Regulation 14A.

In response to this comment, the Company respectfully advises the Staff that it does not believe the Ashford Inc. press release dated March 23, 2016 (the “March 23 Release”) constitutes a “solicitation” as defined under Rule 14a-1(l)(1)(iii) of Regulation 14A. Rule 14a-1(l)(1)(iii) includes within the definition of a solicitation “[t]he furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.” The March 23 Release did not furnish a form of proxy to, or request a proxy from, any stockholders. The March 23 Release announced the filing of a lawsuit against Sessa Capital (“Sessa”) for tortiously interfering with the contractual obligations owed by the Company to Ashford Inc. under the advisory agreement (the

“Advisory Agreement”) between the parties. The March 23 Release did not comment or give any view with respect to Sessa’s board nominees or the current directors of the Company. Sessa has referenced the Advisory Agreement throughout its campaign and has instituted litigation seeking to invalidate the Advisory Agreement. Ashford Inc. has accordingly taken action to protect its contractual interest but has not engaged in reaching out to the Company’s stockholders or suggesting how they vote at the Company’s stockholder meeting. The Company also seeks to honor its contractual commitments but any alignment between the interests of Ashford Prime and Ashford Inc. with respect to litigation involving Sessa does not, by itself, cause communications related to such interests to fall within the purview of Rule 14a-1(l)(1)(iii).
Moreover, we note that Ashford Prime is an independent public company, which does not “control” Ashford Inc. and is therefore unable to cause Ashford Inc. to issue (or refrain from issuing) any press releases. Specifically, Ashford Prime lacks “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a [Ashford Inc.], whether through the ownership of voting securities, by contract, or otherwise.”1 In this regard, we note that Ashford Prime does not have any right, contractual or otherwise, to designate or appoint any Ashford Inc. directors or executive officers. Each of Ashford Inc. and the Company have separate and independent boards of directors that owe fiduciary duties to their respective stockholders. While Ashford Inc. and the Company share certain common officers, with very limited exceptions such officers serve at the pleasure of their respective, independent boards. Additionally, Ashford Prime owns approximately 9.7% of Ashford Inc., which is well below commonly understood definitions of control.
In light of the foregoing, we note that Ashford Prime can only speculate as to the background and motivations behind the March 23 Release. However, it seems reasonable to the Company to assume that any action taken by outside parties to invalidate all or some of terms of the Advisory Agreement, as well any legal action taken by Ashford Inc. in response thereto, would be information that Ashford Inc. considers to be material to its stockholders and appropriate for disclosure in a press release. Accordingly, the Company believes that Ashford Inc. was likely pursuing its own agenda and self-interests in connection with the March 23 Release and the lawsuit described therein.
*        *         *
In connection with this response to the Staff’s comment, the Company acknowledged to me and I therefore acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

1 17 CFR § 230.405

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand

cc:	David A. Brooks Chief Operating Officer, General Counsel and Secretary Ashford Hospitality Prime, Inc.